Free Writing Prospectus

Filed on October 28, 2019 Pursuant to Rule 433

Registration No. 333-216433

FINAL TERM SHEET

Dated October 28, 2019

DOVER CORPORATION

$300,000,000 2.95% Notes due 2029

Issuer:	Dover Corporation

Title of Securities:	2.95% Notes due 2029 (the “Notes”)

Legal Format:	SEC registered

Aggregate Principal Amount:	$300,000,000

Issue Price (Price to Public):	99.579% of principal amount plus accrued interest, if any, from November 4, 2019

Maturity:	November 4, 2029

Coupon (Interest Rate):	2.95%

Benchmark Treasury:	1.625% due August 15, 2029

Spread to Benchmark Treasury:	115 basis points (1.15%)

Benchmark Treasury Price and Yield:	98-00; 1.849%

Yield to Maturity:	2.999%

Interest Payment Dates:	May 4 and November 4 of each year, beginning on May 4, 2020

Interest Record Dates:	April 15 and October 15

Redemption Provisions:	Make-whole call at any time prior to August 4, 2029 (the date that is three months prior to maturity) at a discount rate of the applicable Treasury Rate plus 20 basis points, plus accrued and unpaid interest to, but not including, the redemption date. Callable at any time on or after August 4, 2029 (the date that is three months prior to maturity) at 100%, plus accrued and unpaid interest to, but not including, the redemption date

Change of Control Offer:	As described in the preliminary prospectus supplement, dated October 28, 2019

Trade Date:	October 28, 2019

Settlement Date(1):	T+5; November 4, 2019

Joint Booking-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC BofA Securities Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc.

Co-Managers:	ING Financial Markets LLC Mizuho Securities USA Inc. Scotia Capital (USA) Inc. Skandinaviska Enskilda Banken AB (publ) U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

CUSIP:	260003 AP3

ISIN:	US260003AP32

Ratings(2):	Baa1 (Stable Outlook) (Moody’s); BBB+ (Stable Outlook) (S&P)

(1)

Dover Corporation expects that delivery of the notes will be made against payment therefor on or about November 4, 2019, which is the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

(2)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The offer and sale of the Notes to which this final term sheet relates have been registered by Dover Corporation by means of a registration statement on Form S-3 (SEC File No. 333-216433).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC at 1-866-471-2526 or J.P. Morgan Securities LLC collect at [1-212-834-4533].